EXHIBIT 99.1

Host Hotels & Resorts, Inc.

2007 First Quarter Earnings Call

April 25, 2007

Prepared Comments of

Christopher J. Nassetta, President and

Chief Executive Officer

Introduction

Thanks, Kevin. Good morning everyone.

We are pleased to report another quarter of outstanding results for the company. Strong revenue growth, coupled with margin growth that was better than our expectations, led to earnings results that exceeded our guidance. Consistent with the views we expressed on our year-end call, we continue to feel good about the fundamentals in the business and our outlook for the remainder of the year, which I will discuss in more detail in a few minutes.

First, let’s talk more specifically about our first quarter results.

Overview of Operations

Our FFO per diluted share for the first quarter increased to $0.30, which exceeded the high end of our guidance and consensus estimates by $0.02. As I mentioned last quarter, for competitive reasons, going forward we will not be disclosing specific operating results for the portfolio of hotels we purchased from Starwood a year ago, just as we don’t disclose specific results for any of our other brands. That said, in order to give you a better sense for the overall performance of the company, we will disclose pro forma comparable results for our portfolio, which include our current comparable hotels plus the hotels we acquired in the Starwood transaction. As a reminder, beginning in 2008 the Starwood hotels will be comparable hotels, and we will report results for those hotels along with all of our other comparable hotels on a combined basis. Our comparable RevPAR growth for the quarter was 6.2%, which was driven by a 6.5% increase in average daily rate and a 0.2 percentage point decline in occupancy. Our pro forma comparable hotels, which again include the Starwood hotels, had a RevPAR increase for the quarter of 7.0%, driven by a 6.3% increase in average rates and a 0.5 percentage point increase in occupancy.

Our comparable adjusted operating profit margins exceeded first quarter 2006 margins by approximately 30 basis points, which, as I mentioned previously, modestly exceeded our expectations for the quarter. In addition, margin growth for our pro forma comparable hotels was meaningfully higher. The Adjusted EBITDA of Host Hotels & Resorts, L.P. for the quarter was $263 million.

Food and beverage revenues at our comparable hotels grew 3.9% for the quarter, which, as anticipated, was a somewhat lower level of growth than we’ve experienced in recent quarters, due to greater amounts of lower-rated group demand and a couple of unforeseen group cancellations. Despite this lower level of revenue growth, food and beverage departmental profit margins grew 80 basis points for the quarter for our comparable hotels. Both food and beverage revenues and profit margins were significantly higher for our pro forma comparable hotels.

Business Mix

Turning to demand, on the transient side, our portfolio saw a modest increase in demand for the quarter, which was characterized by a trade-up from lower-rated special corporate to higher-rated premium and corporate demand, at nearly double-digit rate growth. On the group side, demand for the quarter was up modestly, with anticipated softness in the association and corporate segments, which was offset by an increase in lower-rated group business at relatively attractive rates. Our average group rate for the quarter was up over 6 percent. Overall, revenues in both the transient and group segments were up approximately 7 percent for the quarter. Our group booking pace remains solid for the remainder of the year, with association and corporate group demand expected to pick up, and with good rate growth.

Strategy

We continue to be very active with our strategy of taking advantage of the current strength of the asset transaction market to recycle capital out of lower-growth assets at attractive pricing. During the first quarter, we sold seven non-core properties for a total of approximately $333 million and recorded total gains related to the sales of approximately $141 million. As I discussed on our last call, these sales included three assets from the Starwood portfolio, which we sold at significant premiums to their allocated prices in the deal, as well as a value enhancement sale of a non-income-producing asset, the former Marriott Mountain Shadows Resort & Golf Club, which we sold for $42 million. We expect to continue to recycle capital out of lower-growth assets, and are forecasting an additional $100 million to $300 million of sales for the remainder of the year.

On the external growth front, as we have discussed with you in the past, we remain cautious on acquisitions in North America due to the current asset pricing environment. As such, we did not make any acquisitions during the quarter. We continue to be active in evaluating potential transactions, and would still guide you to between $300 million and $500 million of acquisitions for the year for modeling purposes, although our earnings forecast assumes that any acquisitions take place near the end of the year. In Europe, the hotels we have purchased in our joint venture are performing very well, and we have a large pipeline of deals we are actively evaluating.

Forecast

Now let me update you on our outlook for the remainder of 2007.

With fundamentals expected to remain strong for the balance of the year, and factoring in our first quarter results, we expect our comparable hotel RevPAR to increase 6.5% to 8.0% for the year, and continue to expect our pro forma comparable hotel

RevPAR growth for the year to be 6.5% to 8.5%. On the margin side, while we still face several challenges on the expense side that Ed Walter will cover in a few minutes, we continue to believe we can drive incremental profitability and strong flow-through, and thus are maintaining our guidance for comparable adjusted margins growth of 100 to 125 basis points. Based on these operating assumptions, the investment assumptions I provided earlier and the impact of certain debt financings and repayments, which Ed will also cover, we are increasing our guidance for diluted FFO per share for the year to be between $1.76 and $1.84, which includes $0.08 per share of expenses related to costs associated with refinancings. Adjusted EBITDA for Host LP for the year is expected to be $1.45 billion to $1.49 billion.

As I’m sure you are aware, we have instituted our new dividend policy, under which we expect to declare a fixed $0.20 per share common dividend each quarter, as well as a special common dividend in the fourth quarter of each year, the amount of which will be based on our level of taxable income. Based on our continued strong operating performance and current earnings guidance, we expect the amount of our special common dividend for 2007 to increase meaningfully relative to the 2006 amount of $0.05.

Summary

In summary, we are very pleased with our results for the quarter, and remain confident about our outlook for the remainder of 2007. Based on our booking pace for 2008, which looks very strong, as well as our expectations for fundamentals in the business, including a supply growth forecast that remains below historical averages, we continue to believe that the current growth cycle in lodging will be sustained. Our portfolio will be well-positioned to benefit from these strong fundamentals, particularly given the significant investment we are making in our assets in the form of maintenance capital expenditures and ROI and repositioning investments.

Thank you, and now let me turn the call over to Ed Walter, our Chief Financial Officer, who will discuss the financial performance for the quarter more specifically.

Prepared Comments of

W. Edward Walter, Executive Vice President and

Chief Financial Officer

Thank you Chris –

Let me start by giving you some detail on our pro forma comp hotel RevPAR results.

Property Type

Looking at the portfolio based on property types, during the 1st quarter our Downtown hotels performed the best, with RevPAR growth of 9.0%, as we benefited from strong performance in several downtown markets such as New York and Washington DC. RevPAR at our Suburban hotels increased by 6.3% for the quarter and our Airport hotels increased by 5.6%. Our Resorts/Conference Centers increased by just 3.0%, as the Coronado Island Resort was significantly affected by major renovations, and the Orlando World Center hotel was impacted by three group cancellations. Rate growth in all segments ranged between 5.5% and 6.9%.

Regional/Market Results

Turning to our regional results for the quarter, our top performing region was the Mid Atlantic, which experienced 14.5% RevPAR growth. Our Downtown New York properties performed especially well, with RevPAR growth averaging more than 20% driven by strong group and transient demand. As expected, with weak citywide demand in the first quarter, the Philadelphia market underperformed, as RevPAR growth was just 1.5%. New York should continue to outperform in the second quarter, and operating results in Philadelphia should improve from first quarter levels.

As anticipated, the DC Metro region enjoyed a strong quarter, with RevPAR growth averaging approximately 12%. The solid quarter was driven by very strong performance in the downtown market, as transient demand increased significantly. A longer Congressional work week and aggressive fund raising strategies for Presidential candidates contributed toward the increase. RevPAR growth in the Dulles corridor outside the city was still weak. The second quarter looks good for DC, although RevPAR growth is expected to moderate somewhat from first quarter levels.

The South Central region also had a great quarter, as RevPAR grew by 9.7%. Performance was fairly solid across all markets, but especially so in Dallas and in San Antonio, where our convention hotels had very strong group demand. The second quarter should be solid in the region, although we expect weaker growth in San Antonio and stronger results in Houston.

As expected, the Atlanta region had a weak quarter, as RevPAR was flat. This weaker performance was experienced across the market and generally is attributable to the difficult year over year comparables. The Atlanta market was a significant beneficiary during the early part of 2006 from business which relocated to the city because of hurricane disruption in other markets, leading to a drop in city-wide events in 2007. Although the second quarter should be better, RevPAR growth will likely be lower than the portfolio average. The second half of the year looks much stronger in Atlanta.

In our North Central region, RevPAR only increased by 2.5%. After a very strong year in 2006, the Chicago market slowed, with the O’Hare market especially challenging this quarter. In addition, the Minneapolis City Center Marriott was under renovation, leading to a RevPAR decline of more than 10%. We expect the region’s performance to improve in second quarter.

Finally, our New England Region also underperformed in first quarter, as RevPAR grew by just 3.4%. Interestingly, our suburban Boston properties performed quite well, with RevPAR growth averaging in excess of 8%—the real issue occurred in the downtown markets, where our two large convention oriented hotels, the Sheraton Boston and Copley Marriott, suffered from weak group and transient demand. We expect that trends in second quarter should begin to improve and that the second half of the year will be stronger in New England.

European Joint Venture

Looking at our European JV, we had a strong first quarter, as RevPAR, based on the local country currency, increased by 7.2%. Performance has been particularly strong in Madrid, where RevPAR at our Westin Palace increased by more than 14%, and in Warsaw, where it increased by 19%. The outlook for 2007 remains positive, as the EU economy continues to grow at a solid rate.

Margins

As Chris detailed, adjusted operating profit margins for our comp hotels improved at a somewhat slower rate than we have recently enjoyed, increasing by 30 basis points. This was due to several factors, including more modest top line growth in room revenues, lower food and beverage revenue growth and atypical increases in certain expenses such as insurance. Our comparable food and beverage revenues increased by only 3.9%, in part because our growth in group business occurred at less expensive price points. As corporate and association group activity picks up over the remainder of the year, we expect to see higher F&B revenue and margin growth.

Insurance costs were up by more than 70%, as our first quarter costs reflected the impact of the significant increases resulting from our April 2006 renewal. This impact alone reduced margins by roughly 40 basis points. Looking forward to the remainder of the year, we expect to see a significant moderation in our insurance costs, as our recently completed April 2007 renewal reflected an annual premium cost decline of roughly 5%.

Liquidity/Balance Sheet

We had a very active first quarter on the balance sheet front as we completed a number of financing transactions. We closed two secured loans totaling $434 million, at an average interest rate of 5.5%. In addition, in March, in conjunction with our inclusion in the S&P 500, we completed a $600 million exchangeable debenture transaction that carried a coupon rate of just 2 and 5/8ths. The proceeds from the two initial mortgage transactions were generally employed to repay the outstanding balance on our credit facility and repay two secured loans that carried an average interest rate of more than 8%. The exchangeable issue has been used to repay the 8.5% $96 million secured loan on the Philadelphia Marriott and the 8.4%, $33 million loan on the Atlanta Four Seasons. We intend to deploy the remaining proceeds plus some of our available cash to repay the 7.6% $520 million CMBS loan which is secured by the New York Marriott Marquis and seven other Hyatt or Swissôtel assets. After completion of these steps, our total debt balance will be approximately $5.8 billion. These series of transactions have extended our maturity profile, further enhanced our already strong coverage ratios and improved our financial flexibility.

Let me now clarify our cash situation. We finished the quarter with unrestricted cash of slightly less than $1.2 billion. This amount includes the cash generated by the exchangeable transaction, and the asset sales we completed in late February, but does not reflect $130 million of mortgage loans we have repaid in April, nor does it reflect the $550 million we will deploy in connection with the intended CMBS loan repayment I just discussed. After adjusting for these repayments and our recent dividend and operating partnership distributions, our available cash will be slightly less than $400 million. These amounts will be used to maintain working capital of roughly $100 -$125 million, as well as fund additional investments in our portfolio, acquisitions by the company or our European JV, additional debt repayment or for other corporate purposes. We also have full capacity on our $575 million credit facility

Guidance – Q2

With respect to the second quarter, we expect RevPAR growth for our pro forma comparable hotels will be consistent with our full year guidance, or 6.5-8.5%. We forecast that FFO per diluted share will range between $0.43 and $0.45, after paying $0.08 worth of non recurring debt prepayment costs.

Conclusion

As we have detailed today, momentum in our sector continues to be strong, and we are experiencing strong growth on both the top line and bottom line, leading to very strong EBITDA and FFO growth. Our outlook for operating trends for the remainder of the year remains very favorable.

This completes our prepared remarks - we are now interested in answering any questions you may have.